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                                     EXHIBIT 8.2
                          [LETTERHEAD OF O'MELVENY & MYERS]


                                       January
                                       17th
                                       1 9 9 7

                                                                    613,388-006
                                                                    LA3-768163

(213) 669-6467


California Commercial Bankshares
41000 Newport Place
Newport Beach, California 92660


     Re:  Proposed Merger of California Commercial
          Bankshares With and Into Monarch Bancorp
          ----------------------------------------

Dear Sir or Madam:

     We have acted as counsel for California Commercial Bankshares, a California corporation ("CCB"), in connection with the proposed merger of CCB with and into Monarch Bancorp, a California corporation ("Monarch") (the "Merger"), pursuant to an Agreement and Plan of Merger dated as of December 19, 1996, (the "Merger Agreement"), between Monarch and CCB under which each outstanding share of common stock of CCB (other than (i) dissenting shares, (ii) fractional interests (for which cash will be paid) and (iii) any shares owned by Monarch or any wholly owned subsidiary of Monarch (other than shares in trust accounts, managed accounts and the like that are beneficially owned by third parties), which will be cancelled) will be converted (pursuant to the conversion ratio set forth in the Merger Agreement) into common stock of Monarch.

     In that connection, you have requested our opinion regarding the qualification of the Merger as a reorganization within the meaning of the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). In providing our opinion, we have examined the Merger Agreement and such other documents and corporate records as we have deemed necessary or appropriate for

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Page 2 - California Commercial Bankshares - January 17, 1997

purposes of our opinion, and in addition with your consent have relied (without any independent investigation on our part) on the statements and representations contained in the Certificates of CCB, Monarch, Robert L. McKay, and William H. Jacoby, each dated January 17, 1997, and delivered to us for purposes of this opinion.

     Based upon the foregoing, it is our opinion that, if the Merger Agreement is carried out in accordance with its terms, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and Monarch and CCB will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

     This opinion is based on current authorities and upon facts and assumptions as of the date of this opinion. It is subject to change in the event of a change in the applicable law or change in the interpretation of such law by the courts or by the Internal Revenue Service, or a change prior to the effective time of the Merger of any of the facts and assumptions upon which it is based. There is no assurance that legislative or administrative changes or court decisions may not be forthcoming which would significantly modify the statements and opinions expressed herein. Any such changes may or may not be retroactive with respect to transactions prior to the date of such changes. This opinion represents only counsel's best legal judgment, and has no binding effect or official status of any kind, so that no assurance can be given that the positions set forth above will be sustained by a court, if contested. No ruling will be obtained from the Internal Revenue Service with respect to the Merger.

                                       Respectfully submitted,

                                       /s/ O'MELVENY & MYERS